Letter Agreement

October 29, 2012

TO: PFS Funds 1939 Friendship Drive, Suite C El Cajon, CA 92020 Dear Ladies and Gentlemen:

     Pursuant to a Services Agreement dated as of June 28, 2010, between PFS Funds (the “Trust”), a Massachusetts business trust, and Castle Investment Management, LLC (the “Adviser”), the Adviser receives an additional fee of 0.58% and is obligated to pay the operating expenses of the Fund excluding management fees, brokerage fees and commissions, 12b-1 fees, taxes, borrowing costs (such as (a) interest and (b) dividend expenses on securities sold short), the cost of acquired funds and extraordinary expenses.

     Effective October 29, 2012 the Adviser hereby contractually agrees to waive Services Agreement fees by 0.23% of its average daily net assets through October 31, 2013. Effective as of the date hereof, this Letter Agreement supersedes and replaces the fee waiver arrangement that was in place prior to October 29, 2012 with respect to the Services Agreement. The Services Agreement fee waiver will automatically terminate on October 31, 2013 unless it is renewed by the Adviser. The Adviser may not terminate the fee waiver before October 31, 2013.

Very truly yours, Castle Investment Management, LLC By: /s/ Caeli Rougas-Andrews Print Name: Caeli Rougas-Andrews Title: Managing Director

Acceptance: The foregoing agreement is hereby accepted.

PFS Funds By: /s/ Jeffrey R. Provence Print Name: Jeffrey R. Provence Title: Treasurer